Exhibit 99(a)(29)

REJECT HARMONY — PROTECT VALUE

Do not tender your shares to Harmony

Vote against the Resolutions Proposed by the Harmony Board
Stop Harmony’s offer for Gold Fields

November 8, 2004

Dear Gold Fields Shareholder,

On October 18, 2004 Harmony Gold Mining Company Limited (“Harmony”) made an unsolicited and hostile approach to merge with Gold Fields. By now, you should have received our Offer Response document, which examines the merits of Harmony’s offer. The analysis and conclusions therein support the Directors’ conviction that Harmony’s offer, as proposed, is categorically not in the interests of Gold Fields shareholders and substantially undervalues your Company. The purpose of this letter is to reiterate a number of the key arguments and outline the pro-active action you can take to preserve shareholder value.

The Harmony proposal consists of two parts: An ‘early settlement’ offer to acquire up to 34.9% of Gold Fields shares on the basis of 1.275 Harmony shares (or ADSs) for each Gold Fields share (or ADS); and a “subsequent offer” for the remaining Gold Fields shares and ADSs not tendered in the early settlement offer, including the Gold Fields shares owned by Norilsk. The subsequent offer is conditional upon, among other things, Gold Fields shareholders rejecting the proposed transaction with IAMGold and Harmony successfully passing it’s special resolution to increase its authorized share capital at its EGM on the 12th of November.

Two-part transaction structure is highly coercive. It allows Harmony (with the support of Norilsk) to be in a position to exercise control over Gold Fields without successfully bidding for the whole Company, without normal regulatory approvals and without paying a full control premium. The terms of the Norilsk undertaking not to accept the early settlement offer confirm, we believe, that they are acting together in this respect. Furthermore, because of the relatively small number of acceptances that Harmony needs in order to exercise its influence, the offer puts excessive power in the hands of a limited number of Gold Fields shareholders with short-term interests to the detriment of the wider Gold Fields shareholder community. This means that you, the loyal Gold Fields shareholder, could be left invested in Gold Fields in circumstances where the subsequent offer fails but Harmony, together with Norilsk, are free to exercise significant influence.

In the United States, Gold Fields Limited (“Gold Fields”) has filed a Solicitation/Recommendation Statement with the US Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge on the SEC’s website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website.

The directors of Gold Fields accept responsibility for the information contained in this document. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Harmony offer destroys shareholder value. It is dilutive to Gold Fields shareholders based on metrics such as earnings per share, operating cash flow, net present value per share and balance sheet strength. Harmony is visibly financially stretched as evidenced by its five successive quarters of headline losses and deteriorating balance sheet. In stark contrast to Harmony, Gold Fields is well-capitalised, operating a sustainable business and generating profits for its shareholders. Given today’s gold price environment, your Board believes Harmony is overvalued compared to Gold Fields and that Harmony’s all-share offer fails to reflect this.

Even if one accepts (and as emphasized above, your Board does not) that current market prices accurately reflect the relative value of both companies, the premium Harmony is offering Gold Fields shareholders is grossly inadequate. The premium calculated using the closing prices of each company’s ADSs on the NYSE one day prior to announcement was a mere 7%; this compares to an average of over 40% in similar precedent situations since 1994.

In addition to significantly undervaluing Gold Fields shares, Harmony proposes that Gold Fields shareholders accept its shares and not cash. Cash is the usual form of consideration offered in unsolicited and hostile situations. For Gold Fields shareholders this means that the value of what you are being offered is dependent on Harmony’s share price performance during the course of the Offer, the underlying value of the Harmony assets and the future performance of Gold Fields assets under Harmony ownership.

This hostile offer, does not afford Gold Fields the opportunity to adequately determine the true worth of the Harmony assets on your behalf. For example, your Board is concerned by the unexplained differences between Harmony’s claimed reserve position of 62 million ounces as reported in the 2004 Annual Report and the 41 million ounces of reserves stated in the Competent Persons Report included in Harmony’s South African offer document (Harmony did not make the report available to our US shareholders).

The Board of Directors of Gold Fields urges you to reject the Harmony offer on the basis that it employs an inappropriate offer structure and fails to fully value your Company. If Harmony believes that the value proposition is fair to Gold Fields then it should be presented in a form that allows all shareholders, without coercion and with all the necessary information that a full prospectus and/or friendly mutual due diligence would provide, to evaluate the merits of the offer.

To this end, the Board of Directors, on behalf of its shareholders, are pursuing a number of legal avenues to force Harmony to retreat or make a single properly structured offer for 100% of Gold Fields share capital with a minimum acceptance condition (>50%).

The Board have commenced an action in relation to the unlawful implementation of the Offer under the Companies Act, on account of its failure to be accompanied by a registered prospectus. In addition, we have also launched an urgent application to the Competition Tribunal in terms of which a temporary interdict is sought in relation to implementation of the early settlement offer. Furthermore, Gold Fields has made a number of representations to the SRP, which support our view that this proposal is not made in accordance with the spirit of their rules.

Pro-active actions YOU, the Gold Fields shareholder, can take to preserve value.

To those Gold Fields shareholders who also own Harmony stock, the Board recommends that you vote down Harmony’s special resolution to increase its authorised

In the United States, Gold Fields Limited (“Gold Fields”) has filed a Solicitation/Recommendation Statement with the US Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge on the SEC’s website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website.

The directors of Gold Fields accept responsibility for the information contained in this document. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

share capital on November 12. Without this increase, Harmony will be unable to effect any part of the transaction with Gold Fields. This will force Harmony to take heed of our criticisms of the Offer, as currently proposed, and retreat or return with revised terms, should it so desire, to the benefit of all shareholders.

The Board also recommends that you should take no action in relation to either the early settlement offer or the subsequent offer. Your Directors do not intend to accept the early settlement offer or the subsequent offer in respect of their own beneficial holdings of Gold Fields shares.

You should not sign any documents which Harmony or its advisers send you. If you have given a mandate to a CSDP, broker, nominee, custodian, trustee or other financial intermediary, you should instruct them to take no action.

If you have accepted either the early settlement offer or the subsequent offer you should withdraw your acceptance by signing and completing the enclosed RED Form of Withdrawal of Acceptance (if you hold Gold Fields shares) or the enclosed GREEN Notice of Withdrawal (if you hold Gold Fields ADSs). Completed RED Forms of Withdrawal of Acceptance (in respect of Gold Fields shares) should be returned to Harmony’s transfer secretaries in accordance with the instructions set out on the Form of Withdrawal of Acceptance. Completed GREEN Notices of Withdrawal (in respect of Gold Fields ADSs) should be returned to the Bank of New York, as tender agent, in accordance with the instructions set out on the Notice of Withdrawal.

Yours Sincerely,

Chris Thompson
Chairman

The directors of Gold Fields accept responsibility for the information contained in this document. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information. Copies of this document are not being made available, and must not be mailed, forwarded, transmitted or otherwise distributed or sent in or into Australia, Canada, Japan, the Republic of Ireland or any other jurisdiction in which it is illegal to make the offer and persons receiving this document (including custodians, nominees and trustees) must not distribute, forward, mail, transmit or send it in or into or from Australia, Canada, Japan, the Republic of Ireland or any such other jurisdiction.

In the United States, Gold Fields Limited (“Gold Fields”) has filed a Solicitation/Recommendation Statement with the US Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge on the SEC’s website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website.

The directors of Gold Fields accept responsibility for the information contained in this document. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.